King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

November 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Jamestown Invest 1, LLC

Offering Statement on Form 1-A

Filed October 24, 2019

File No. 024-11102

Dear Ms. Gorman:

On behalf of our client, Jamestown Invest 1, LLC (the “Company,” formerly known as “Jamestown Atlanta Invest 1, LLC”), we hereby submit this letter and the following information in response to a letter dated November 1, 2019 (the “Staff Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11102) filed with the Commission on October 24, 2019 (the “Offering Statement”), relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering”). We are also concurrently filing Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes changes that, together with this letter, are in response to the Staff Letter.

Pursuant to Rule 461 under the Securities Act of 1933, the Company is requesting, pursuant to a separate letter enclosed herewith, that the qualification date of the Amended Filing be accelerated, and the Amended Filing be declared qualified on November 14, 2019, a date that is twenty-one (21) calendar days from the date of the filing of the Offering Statement, or as soon thereafter as practicable.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Amended Filing. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Amended Filing.

Form 1-A filed October 24, 2019

Principal Shareholders, page 53

Jamestown Invest 1, LLC

November 8, 2019

1.	Please revise the table to separately quantify the shares held by individual directors and executive officers of the Manager.

In response to the Staff’s comments, the Company has revised our disclosure on page 53 of the Amended Filing.

Exhibits

2.

Section 3.20 of your Subscription Agreement provides that a subscriber consents to: your acquisition of investments warehoused by Jamestown or its affiliates until six months after October 23, 2019 and (ii) any bridge financing in connection therewith, in each case, as outlined in the Offering Circular. We note disclosure on page 56, stating that Section 206(3) of the Investment Advisers Act prohibits an adviser from engaging in a principal transaction with a client without obtaining the clients consent. Please advise whether the company may rely on the consent provided in the Subscription Agreement to form the basis of consent for purposes of Section 206(3), and if so, whether this consent may be deemed a waiver of investor rights under the federal securities laws.

Section 206(3) of the Investment Advisers Act of 1940, as amended (the “Act”), prohibits an adviser from engaging in a principal transaction with a client without obtaining the client’s consent. Here, Jamestown, LP (“Jamestown”), a registered investment adviser, could be construed as engaging in a principal transaction in connection with the warehousing program described in the Offering Statement because the Company would be a client of Jamestown for purposes of the Act. Jamestown analyzed the most efficient ways to address the requirements of Section 206(3) of the Act with respect to principal transactions, while also recognizing affiliates of Jamestown control the governance of the Company (thereby limiting the utility of a consent directly from the Company). Jamestown determined that the most effective way to meet the consent requirements of Section 206(3) of the Act in connection with the formation of the Company regarding the warehousing program was to have the non-Jamestown affiliated investors both receive disclosure of the warehousing transactions (as provided in the Offering Statement) and consent to the program through their investment decisions documented in the subscription agreements. Although there are other avenues to obtain the consent of the Company, Jamestown determined this was the most effective and transparent manner of obtaining the consent in connection with the Company’s formation. Jamestown may use other options in the future, including the use of an independent third-party representative as referenced in the Offering Statement. However, Jamestown views the disclosure and consent process referenced above as a method of obtaining the consent required under Section 206(3) of the Act. Jamestown does not intend to treat the consent as a waiver of investor rights under the federal securities laws.

***

Jamestown Invest 1, LLC

November 8, 2019

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ Spencer Johnson

C. Spencer Johnson, III

cc:	Howard Efron

Wilson Lee

Kim McManus

(Securities and Exchange Commission)

Matt Bronfman

Gretchen Nagy

John Wilson

(Jamestown Invest 1, LLC)